Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321)

pursuant to Rule 425 under

the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

June 4, 2024

Aquila Tax- Free Trust of Arizona Aquila Tax-Free Fund of Colorado Aquila Churchill Tax- Free Fund of Kentucky	Aquila Narragansett (RI) Tax-Free Income Fund Aquila Tax-Free Trust of Oregon Aquila Tax-Free Fund For Utah

PLEASE VOTE TODAY!!!

Dear Shareholder:

A Special Meeting of Shareholders of the above-referenced Aquila Municipal Trust Funds (“Funds”) is scheduled to be held on June 17, 2024. I am pleased to report that your fellow shareholders have shown strong support for each Agreement and Plan of Reorganization (“Reorganization”). If the Reorganization is approved by shareholders, the Funds would be reorganized with and into funds managed by New York Life Investment Management (“NYLIM”). NYLIM would be the Investment Advisor and MacKay Shields LLC (“MacKay”), would provide day to day portfolio management. After careful consideration, your Aquila Municipal Trust Board recommends shareholders vote FOR the Reorganizations. If the Reorganization does not take place, the Board of Trustees of Aquila Municipal Trust may opt to liquidate and terminate the Funds. It is important that you exercise your right to vote.

As of the date of this letter, there are two weeks before the Special Meeting, and we have not yet received your vote. Please join your fellow shareholders who have already voted by taking a few moments to sign, date and mail your proxy card in the enclosed pre-paid envelope or follow the instructions below to vote by internet or telephone.

Vote by Phone by calling 1-(833) 876-2476 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.
Vote by Internet by visiting the internet address on the enclosed card and following the instructions.
Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions (“MSFS”) at: 1-(833) 876-2476. Please note that an MSFS representative may call you to assist in voting.

Thank you,

Diana P. Herrmann

President	100230-R3

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800-624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.